Exhibit 99.1

NEWS RELEASE August 24, 2004	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 TSE Symbol: AGA

   Algoma Steel Inc. - 1% convertible Notes called for redemption

SAULT STE. MARIE, ON, Aug. 24 /CNW/ - Algoma Steel Inc. today announced that it has called for the redemption on September 30, 2004 of all of its outstanding 1% convertible secured Notes due 2030 (the "Notes") at a redemption price equal to the principal amount of the Notes plus accrued interest. Approximately $12.9 million (U.S.) of the Notes remain outstanding.

Each Note is convertible into Algoma common shares, at the holder's option, at a conversion price of U.S. $6.25 per share, which is equivalent to 160 Algoma common shares for each U.S. $1,000 principal amount of Notes. On August 23, 2004, the last reported sale price of Algoma common shares on the Toronto Stock Exchange was Cdn.$ 13.63 (approximately U.S.$ 10.40) per share.

Prior to 5:00 p.m. (Eastern Time) on September 29, 2004, holders of Notes may convert their Notes into Algoma common shares. Any Notes not converted on or before 5:00 p.m. (Eastern Time) on September 29, 2004, will be automatically redeemed on September 30, 2004, after which interest will cease to accrue.

This news release does not constitute a notice of redemption of the Notes.

Company Contact:

Glen Manchester
Vice President, Finance and Chief Financial Officer
(705) 945-2470